EXHIBIT 99.1

Brookfield Asset Management Announces New Meeting Date For Special Meeting on Proposed Arrangement

NEW YORK, Dec. 27, 2024 (GLOBE NEWSWIRE) -- Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) (“BAM”) today announced that, following the recent resumption of mail service in Canada, it has set a new meeting date of January 27, 2025 for its upcoming special meeting of shareholders (the “Meeting”) in respect of the previously-announced arrangement to enhance its corporate structure (the “Arrangement”). In addition, BAM filed its management information circular (the “Circular”) in connection with the Meeting, an electronic copy of which can be accessed at https://bam.brookfield.com under “Notice and Access 2025” and at www.sec.gov/edgar and www.sedarplus.ca.

Details of the Meeting

The Meeting will be held on Monday, January 27, 2025 at 10:00 a.m. (EST) in a virtual meeting format via live audio webcast. At the Meeting, shareholders will be asked to approve (i) a special resolution (the “Arrangement Resolution”) approving the Arrangement and (ii) a special resolution increasing the number of directors of BAM from 12 to 14 (the “Director Increase Resolution”), all as more particularly described in the Circular.

The board of directors of BAM (the “Board”), with Mr. Bruce Flatt, who serves as CEO of both BAM and Brookfield Corporation (“BN”), having abstained, based on, among other things, the recommendation of the Governance, Nominating and Compensation Committee of the Board, unanimously determined that the Arrangement is in the best interests of BAM and unanimously approved the Arrangement. Accordingly, the Board unanimously recommends that shareholders vote FOR the Arrangement Resolution at the meeting.

If the Arrangement Resolution is approved by shareholders at the Meeting, BAM intends to obtain on January 30, 2025 a final order (the “Final Order”) from the Supreme Court of British Columbia approving the Arrangement. Subject to obtaining the Final Order and other customary closing conditions, the Arrangement is expected to close in February 2025.

The Director Increase Resolution will enable the Board to fill the two open positions created by the increase with directors that are domiciled in the U.S., consistent with the substantial portion of BAM’s asset management activities that are conducted in the U.S. Moreover, the increase in the number of directors on the Board will contribute to enabling BAM to: (1) ensure that, as BAM continues to grow, the Board is of an adequate size to fulfill its oversight and stewardship responsibilities; (2) enhance the desired diversity of skills and experience among the directors of BAM; and (3) further facilitate the Board’s succession planning.

The Meeting will be held in a virtual meeting format only. Shareholders will be able to listen to, participate in and vote at the Meeting in real time through a web-based platform instead of attending the Meeting in person. You can attend and vote at the virtual Meeting by joining the live audio webcast at: https://meetings.lumiconnect.com/400-755-930-608, entering your control number and password “brookfield2025” (case sensitive). See “Q&A on Voting” in the Circular for more information on how to listen, register for and vote at the meeting.

We are posting an electronic version of the Circular on our website for shareholder review – a process known as “Notice and Access”. Under Notice and Access, if you would like paper copies of the Circular, please contact us at 1-866-989-0311 or bam.enquiries@brookfield.com and we will mail materials to you free of charge within three business days of your request, provided the request is made before the date of the meeting or any adjournment thereof. In order to receive the Circular in advance of the deadline to submit your vote, we recommend that you contact us before 5:00 p.m. (EST) on January 9, 2025. All shareholders who have signed up for electronic delivery of the Circular will continue to receive it by email.

Information for Registered Holders

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) that attend the Meeting online will be able to vote by completing a ballot online during the meeting through the live webcast platform.

If you are not attending the virtual Meeting and wish to vote by proxy, we must receive your vote by 5:00 p.m. (EST) on Thursday, January 23, 2025. You can cast your proxy vote in the following ways:

  On the Internet at www.meeting-vote.com;
  Fax your signed proxy to (416) 595-9593;
  Mail your signed proxy using the business reply envelope accompanying your proxy;
  Scan and send your signed proxy to proxyvote@tmx.com; or
  Call by telephone at 1-888-489-5760.

Registered shareholders that have not received a form of proxy with a control number are encouraged to contact our transfer agent, TSX Trust Company, at 1-866-751-6315 (within North America) or (416) 682-3860 (outside of North America) or online at https://www.tsxtrust.com/control-number-request. Once you have obtained your control number(s), you can vote your shares represented by such control number(s) as set out above.

Information for Beneficial Holders

Non-registered shareholders will receive a voting instruction form with their physical copy of this notice. If you wish to vote, but not attend the meeting, the voting instruction form must be completed, signed and returned in accordance with the directions on the form. You may also vote by telephone or on the Internet prior to the meeting by following the instructions on the voting instruction form.

Beneficial holders that have not received a voting instruction form with a control number are encouraged to contact their brokerage firm, financial institution or intermediary. Once you have obtained your control number(s), you can vote your shares represented by such control number(s) in accordance with the instructions provided by your brokerage firm, financial institution or intermediary.

About Brookfield Asset Management

BAM is a leading global alternative asset manager with over $1 trillion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. BAM invests client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. BAM offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. BAM draws on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for its clients, across economic cycles.

For more information, please visit BAM’s website at www.bam.brookfield.com or contact:

Media: Simon Maine Tel: +44 739 890 9278 Email: simon.maine@brookfield.com	Investor Relations: Jason Fooks Tel: (212) 417-2442 Email: jason.fooks@brookfield.com

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions and which are in turn based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of BAM and BN are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this press release include statements referring to the expected timing of the Meeting and closing of the Arrangement. Factors that could cause actual results, performance, achievements or events to differ from current expectations include, among others, risks and uncertainties related to: obtaining approvals, rulings, court orders and consents, or satisfying other requirements, necessary or desirable to permit or facilitate completion of the Arrangement (including regulatory and shareholder approvals); future factors that may arise making it inadvisable to proceed with, or advisable to delay, all or part of the Arrangement; and business cycles, including general economic conditions.

Certain risks and uncertainties specific to the proposed Arrangement will be further described in the management information circular to be mailed to BAM shareholders in advance of the Meeting. Other factors, risks and uncertainties not presently known to BAM or BN or that BAM and BN currently believe are not material could also cause actual results or events to differ materially from those expressed or implied by statements containing forward-looking statements. Readers are cautioned not to place undue reliance on statements containing forward-looking statements that are included in this press release, which are made as of the date of this press release, and not to use such information for anything other than their intended purpose. BAM and BN disclaim any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.